

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2013

Via E-Mail
Sean A. Power
Chief Financial Officer
TG Therapeutics, Inc.
787 Seventh Avenue
New York, New York 10019

> **Re: TG Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 21, 2013**
> **File No. 001-32639**

Dear Mr. Power:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Intellectual Property and Patents, page 8

1. Please revise your disclosure to identify the expected expiration date for the material patents underlying TGR-1202.

Licensing Agreements and Collaborations, page 10

2. Please revise your disclosure to include a discussion of the material terms of your collaboration and license agreements, as follows:

   For your license agreement with LFB Biotechnologies, GTC Biotherapeutics, and LFB/GTC LLC:
   - percentage range of royalties (within a ten-percent range, e.g., "10-20%," "single digits"); and
   - termination provisions.

For your sublicense agreement with Ildong Pharmaceutical Co. Ltd.:
- aggregate milestone payments;
- percentage range of royalties; and
- termination provisions.

For your collaboration agreement with Rhizen Pharmaceuticals, S.A.:
- percentage range of royalties; and
- termination provisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director